UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Mattson Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

577223100
(CUSIP Number)

PAUL J. SOLIT
POTOMAC CAPITAL MANAGEMENT LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

With copies to:

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,913,866
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,913,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,913,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,913,866
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,913,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,913,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,842,717
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,842,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,842,717
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,842,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,700
	8	SHARED VOTING POWER 4,756,583
	9	SOLE DISPOSITIVE POWER 51,700
	10	SHARED DISPOSITIVE POWER 4,756,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,808,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 577223100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to common shares, par value $0.001 (the “Shares”), of Mattson Technology, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 47131 Bayside Parkway, Fremont, California 94538.

Item 2.	Identity and Background.

(a)           This statement is filed by Potomac Capital Partners II, L.P., a Delaware limited partnership (“PCP II”), Potomac Capital Management II, L.L.C., a Delaware limited liability company (“Potomac Management II”), Potomac Capital Partners L.P., a Delaware limited partnership (“PCP”), Potomac Capital Management, L.L.C., a Delaware limited liability company (“Potomac Management”), and Paul J. Solit.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Ave, 33rd Floor, New York, New York 10022.

(c)           The principal business of PCP II is investing in securities.  The principal business of Potomac Management II is acting as the general partner of PCP II.  The principal business of PCP is investing in securities.  The principal business of Potomac Management is acting as the general partner of PCP.  The principal occupation of Mr. Solit is serving as the managing member of each of Potomac Management II and Potomac Management and as the investment manager of a managed account (the “Managed Account”).  Mr. Solit has sole voting and dispositive power over the Shares held in the Managed Account.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of PCP II, Potomac Management II, PCP and Potomac Management are organized under the laws of the State of Delaware.  Mr. Solit is a citizen of the United States of America.

CUSIP NO. 577223100

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,913,866 Shares owned directly by PCP II is approximately $4,639,187, including brokerage commissions.  Of the 2,913,866 Shares owned directly by PCP II, 2,280,000 Shares were contributed by a limited partner to PCP II pursuant to its limited partnership agreement and 633,866 Shares were acquired with its working capital.

The aggregate purchase price of the 1,842,717 Shares owned directly by PCP is approximately $3,103,527, including brokerage commissions.  The Shares owned directly by PCP were acquired with its working capital.

The aggregate purchase price of the 43,200 Shares held in the Managed Account is approximately $72,988, including brokerage commissions.  The Shares held in the Managed Account were acquired with the funds of Mr. Solit’s client.

PCP II, PCP and the Managed Account each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 8,500 Shares owned directly by Mr. Solit’s minor children, which Mr. Solit may be deemed to beneficially own, is approximately $15,949.  Such Shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 577223100

Item 5.	Interest in Securities of the Issuer.

(a)              The aggregate percentage of Shares reported owned by each Reporting Person is based upon 58,229,069 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2011, filed with the Securities and Exchange Commission on November 7, 2011.

As of the close of business on January 13, 2012, PCP II beneficially owned 2,913,866 Shares, constituting approximately 5.0% of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP II.

As of the close of business on January 13, 2012, PCP beneficially owned 1,842,717 Shares, constituting approximately 3.2% of the Shares outstanding.  By virtue of their relationships with PCP discussed in further detail in Item 2, each of Potomac Management and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP.

As of the close of business on January 13, 2012, 43,200 Shares were held in the Managed Account, constituting less than one percent of the Shares outstanding.  By virtue of his relationship with the Managed Account discussed in further detail in Item 2, Mr. Solit may be deemed to beneficially own the Shares held in the Managed Account.

As of the close of business on January 13, 2012, Mr. Solit may be deemed to beneficially own the 8,500 Shares owned directly by Mr. Solit’s minor children, constituting less than one percent of the Shares outstanding.

(b)           PCP II, Potomac Management II and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP, Potomac Management and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP.  Mr. Solit has sole voting and dispositive power over the Shares owned directly by his minor children and the Shares held in the Managed Account.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Mr. Solit’s client with respect to the Shares held in the Managed Account.

(e)           Not applicable.

CUSIP NO. 577223100

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 17, 2012, PCP II, Potomac Management II, PCP, Potomac Management and Mr. Solit entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners L.P., Potomac Capital Management, L.L.C. and Paul J. Solit, dated January 17, 2012.

CUSIP NO. 577223100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012	POTOMAC CAPITAL PARTNERS II, L.P.

	By:	Potomac Capital Management II, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT

CUSIP NO. 577223100

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

POTOMAC CAPITAL PARTNERS II, L.P.
2,280,000	1	1.5600	01/05/2012
149,661		1.5967	01/06/2012
80,000		1.6170	01/09/2012
167,302		1.7222	01/10/2012
175,000		1.7637	01/11/2012
61,903		1.7634	01/12/2012

POTOMAC CAPITAL MANAGEMENT II, L.L.C.
None

POTOMAC CAPITAL PARTNERS L.P.

10,000	1.3578	11/09/2011
15,000	1.2990	11/10/2011
4,240	1.1838	11/22/2011
17,500	1.4086	01/04/2012

POTOMAC CAPITAL MANAGEMENT, L.L.C.
None

PAUL J. SOLIT
(Including Children and the Managed Account)
1,000	1.2500	11/24/2011
100	1.4000	12/06/2011
800	1.3500	12/07/2011

1 Shares contributed by a limited partner to Potomac Capital Partners II, L.P. pursuant to its limited partnership agreement.